September 3, 2024

Eifion Jones
Chief Financial Officer
Hayward Holdings, Inc.
1415 Vantage Park Drive
Suite 400
Charlotte, NC 28203

        Re: Hayward Holdings, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            Form 8-K Furnished on July 30, 2024
            File No. 001-40208
Dear Eifion Jones:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Segment Results of Operations, page 42

1. We note you present non-GAAP measures of consolidated segment income and margin as well as consolidated adjusted segment income and margin. We further note your reconciliation of consolidated segment income includes an adjustment for Corporate expenses. Please tell us how you determined it is appropriate to exclude normal, recurring, cash operating expenses from your non-GAAP measures or revise to remove these measures from your annual and periodic filings, Form 8-K earnings releases, and earnings presentations on your website. Refer to Question 100.01 of the non-GAAP C&DIs.
 September 3, 2024
Page 2
Form 8-K Furnished on July 30, 2024
Exhibit 99.1, page 2

2. You state Adjusted EBITDA margin expanded 100 basis points to 29.0%. Please revise to also include a similar discussion for the most directly comparable GAAP measure of net income margin with equal or greater prominence. Similarly, wherever you present adjusted EBITDA margin revise to include the most directly comparable GAAP measure of net income margin with equal or greater prominence. Refer to Question 102.10(a) of the non-GAAP C&DIs.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Susan Canning